UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2020.

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Carrera 48 # 26-85, Avenida Los Industriales
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

EXPLANATORY NOTE

THIS FORM 6-K SHALL BE DEEMED FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) SOLELY FOR PURPOSES OF INCORPORATION BY REFERENCE INTO AND AS PART OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333- 231038) OF BANCOLOMBIA S.A. ON FILE WITH AND DECLARED EFFECTIVE BY THE SEC.

EXHIBITS

Number	Description

1.4	Underwriting Agreement dated January 23, 2020, between Bancolombia S.A. and the underwriters named therein relating to Bancolombia’s 3.000% Senior Notes due 2025.

4.11	Indenture dated January 29, 2020, between Bancolombia S.A. and The Bank of New York Mellon, as Trustee, relating to Bancolombia’s 3.000% Senior Notes due 2025.

4.12	Form of Global Senior Note due 2025 (included in Exhibit 4.11).

5.5	Opinion of Brigard & Urrutia S.A.S.

5.6	Opinion of Sullivan & Cromwell LLP.

8.3	Opinion of Brigard & Urrutia S.A.S. as to certain matters of Colombian taxation.

8.4	Opinion of Sullivan & Cromwell LLP as to certain matters of U.S. taxation.

23.7	Consent of Brigard & Urrutia S.A.S. (included in Exhibit 5.5 and 8.3).

23.8	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.6 and 8.4).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A.
(Registrant)

Date: January 29, 2020	By:	/s/ Jose Humberto Acosta Martin
		Name:	Jose Humberto Acosta Martin
		Title:	Chief Financial Officer

EXHIBIT INDEX

Number	Description

1.4	Underwriting Agreement dated January 23, 2020, between Bancolombia S.A. and the underwriters named therein relating to Bancolombia’s 3.000% Senior Notes due 2025.

4.11	Indenture dated January 29, 2020, between Bancolombia S.A. and The Bank of New York Mellon, as Trustee, relating to Bancolombia’s 3.000% Senior Notes due 2025.

4.12	Form of Global Senior Note due 2025 (included in Exhibit 4.11).

5.5	Opinion of Brigard & Urrutia S.A.S.

5.6	Opinion of Sullivan & Cromwell LLP.

8.3	Opinion of Brigard & Urrutia S.A.S. as to certain matters of Colombian taxation.

8.4	Opinion of Sullivan & Cromwell LLP as to certain matters of U.S. taxation.

23.7	Consent of Brigard & Urrutia S.A.S. (included in Exhibit 5.5 and 8.3).

23.8	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.6 and 8.4).